Exhibit 23

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of SG Blocks, Inc. and Subsidiaries on Form S-8 (FILE NO. 333-201469) of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 30, 2015, with respect to our audits of the consolidated financial statements of SG Blocks, Inc. and Subsidiaries as of December 31, 2014 and 2013 and for the years then ended, which report is included in this Annual Report on Form 10-K/A of SG Blocks, Inc. and Subsidiaries for the year ended December 31, 2014 to be filed on or about March 31, 2015.

/s/ Marcum llp

Marcum llp

New, York, NY

March 31, 2015